Exhibit 11

Xerox Corporation

Computation of Earnings (Loss) Per Common Share

(Dollars in millions, except per-share data; shares in thousands)

	Three months ended March 31,
	2002	2001
I. Basic Net (Loss) Earnings Per Common Share

(Loss) Income before cumulative effect of change in accounting principle	$(51)	$224
Accrued dividends on ESOP Preferred Stock	—	(12)

Adjusted Income (Loss) before cumulative effect of change in accounting principle	$51	$212

Net (Loss) Income	$(114)	$222
Accrued dividends on ESOP Preferred Stock	—	(12)

Adjusted Net Income	$(114)	$210

Average common shares outstanding during the period	724,135	678,518
Common shares issuable with respect to exchangeable Shares	1,504	1,817

Adjusted average shares outstanding for the period	725,639	680,335

Basic (Loss) Earnings per share before cumulative effect of change in accounting principle	$(0.07)	$0.31

Basic (Loss) Earnings per share	$(0.16)	$0.31

II. Diluted Net Income Per Common Share

(Loss) Income before cumulative effect of change in accounting principle	$(51)	$224

ESOP expense adjustment, net of tax	—	(7)

Adjusted (Loss) Income before cumulative effect of change in accounting principle	$51	$217

Net (Loss) Income	$(114)	$222
ESOP expense adjustment, net of tax	—	(7)

Adjusted Net (Loss) Earnings Income	$(114)	$215

Average common shares outstanding during the period	724,135	678,518
Convertible Debt	—	1,992
Common shares issuable with respect to exchangeable shares	1,504	5,074
ESOP Preferred Stock	—	96,111

Adjusted average shares outstanding for the period	725,639	781,695

Diluted (Loss) Earnings per share before cumulative effect of change in accounting principle	$(0.07)	$0.28

Diluted (Loss) Earnings per share	$(0.16)	$0.28